Exhibit 99.3

SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of February 24, 2019.

BETWEEN:

ORBIMED PRIVATE INVESTMENTS IV, LP, a limited partnership existing under the laws of Delaware

("Shareholder")

- and -

11188291 CANADA INC., a corporation existing under the Canada Business Corporations Act

("Purchaser")

- and -

IPSEN S.A., a société anonyme existing under the Laws of France

("Guarantor")

WHEREAS Shareholder is the beneficial owner of 10,425,225 common shares (the "Subject Securities") in the share capital of Clementia Pharmaceuticals Inc., a corporation incorporated under the Canada Business Corporations Act ("Corporation");

WHEREAS Purchaser, Guarantor and Corporation have entered into an arrangement agreement concurrently with the entering into of this Agreement (the "Arrangement Agreement"); and

WHEREAS, as a condition to the willingness of Purchaser and Guarantor to enter into the Arrangement Agreement and incur the obligations set forth therein, Purchaser and Guarantor have required that Shareholder enter into this Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

Article 1.

INTERPRETATION

Section 1.1     Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

Article 2.

COVENANTS OF SHAREHOLDER

Section 2.1     General

Shareholder hereby covenants and irrevocably agrees in favour of Purchaser and Guarantor that, from the date hereof until the earlier of (i) the Effective Date, and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement:

(a)	at the Meeting (including in connection with any separate vote of any sub-group of securityholders of Corporation that may be required to be held and of which sub-group Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution is sought, Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (i) in favour of the approval of the Arrangement Resolution, and (ii) in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b)	at any meeting of securityholders of Corporation (including in connection with any separate vote of any sub-group of securityholders of Corporation that may be required to be held and of which sub-group Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of Corporation is sought (including by written consent in lieu of a meeting), Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c)	in connection with and subject to Section 2.1(a) and Section 2.1(b), the Shareholder hereby agrees to deposit or cause to be deposited (with copies to the Purchaser) proxies or voting instruction forms, duly completed and executed in respect of all of the Subject Securities at least 10 days prior to the Meeting, voting all such Subject Securities in favour of the Arrangement Resolution; and the Shareholder hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend, revoke or invalidate any proxy deposited by the Shareholder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless prior written consent from the Purchaser has been obtained or this Agreement is terminated in accordance with Article 5. Such proxy or proxies shall name those individuals as may be designated by Corporation in the Circular and shall not be revoked without the consent of Purchaser or unless this Agreement is terminated in accordance with Article 5;

(d)	Shareholder shall not, directly or indirectly (i) solicit proxies, or become a participant in a solicitation in opposition to, or competition with the Arrangement Agreement, (ii) act jointly or in concert with others with respect to voting securities of Corporation for the purpose of opposing or competing with Purchaser or Guarantor in connection with the Arrangement Agreement, (iii) publicly withdraw support from the transactions contemplated by the Arrangement Agreement or publicly approve or recommend any Acquisition Proposal, (iv) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal, and (v) join in the requisition of any meeting of the securityholders of Corporation for the purpose of considering any resolution related to any Acquisition Proposal;

(e)	Shareholder shall not, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii));

(f)	Shareholder shall not take any other action of any kind, directly or indirectly, which would make any representation or warranty of Shareholder set forth in this Agreement untrue or incorrect in any material respect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by Shareholder of its obligations under this Agreement;

(g)	Shareholder shall not exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Meeting in connection therewith; and

(h)	Shareholder shall promptly notify Purchaser and Guarantor of the amount of any equity securities or other interests in Corporation acquired by Shareholder, to the extent it is permitted by applicable Law, after the date hereof. Any such securities or other interests shall be subject to the terms of this Agreement as though owned by Shareholder on the date hereof and shall be included in the definition of "Subject Securities." Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of Corporation affecting the securities of Corporation, the number of securities constituting the Subject Securities shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any securities of Corporation issued to Shareholder in connection therewith.

Article 3.

SHAREHOLDER CAPACITY AND FIDUCIARY DUTIES

Notwithstanding any provision of this Agreement to the contrary, Shareholder executes this Agreement solely in its capacity as a shareholder of Corporation. Nothing contained in this Agreement shall limit or affect any actions taken by Shareholder or any shareholder or representative of Shareholder, solely in his or her capacity as director, officer or employee of Corporation, and Shareholder or any shareholder or representative of Shareholder that is a director or officer of Corporation shall not be limited or restricted in any way whatsoever in the exercise of his fiduciary duties as a director or officer of Corporation, including, without limitation, responding, in his capacity as a director of Corporation, to a written Acquisition Proposal and providing information to such party in accordance with the provisions of the Arrangement Agreement.

Article 4.

REPRESENTATIONS AND WARRANTIES

Section 4.1     Representations and Warranties of Shareholder

Shareholder represents and warrants to and covenants with Purchaser and Guarantor as follows, and acknowledges that Purchaser and Guarantor are relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)	Capacity. Shareholder has the corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement by Shareholder has been duly authorized by its board of directors or other authorized decision-making body and no other internal approvals or proceedings on its part are necessary to authorize this Agreement.

(c)	Enforceable. This Agreement has been duly executed and delivered by Shareholder and constitutes a legal, valid and binding obligation, enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(d)	Ownership of Subject Securities and Other Securities by Shareholder. Shareholder is the sole legal and beneficial owner of the Subject Securities. Except as contemplated in the Arrangement Agreement and under this Agreement, Shareholder is and will be, immediately prior to the Effective Date, the legal and beneficial owner of its Subject Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

(e)	Exercise of control or direction. Other than the Subject Securities, Shareholder does not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities of Corporation.

(f)	No Breach. Neither the execution and delivery of this Agreement by Shareholder, nor the compliance by Shareholder with any of the provisions hereof will:

(i)	result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any term or provision of any Constating Documents or resolutions of Shareholder, or under any of the terms, conditions or provisions of any material note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which Shareholder is a party or by which Shareholder or any of its properties or assets (including the Subject Securities) may be bound;

(ii)	require on the part of Shareholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings Shareholder will undertake)) or permit, authorization, consent or approval of, any Governmental Entity or any other Person; or

(iii)	subject to compliance with any approval contemplated by the Arrangement Agreement and Laws, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Shareholder or any of its properties or assets.

(g)	No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement and the Arrangement Agreement.

(h)	Voting. Shareholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(i)	Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Shareholder in connection with the execution, delivery or performance of this Agreement.

(j)	Legal Proceedings. As of the date hereof, there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of Shareholder, threatened against Shareholder or any judgment, decree or order against Shareholder that would adversely affect in any manner the ability of any Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of Shareholder to any of the Subject Securities.

Section 4.2     Representations and Warranties of Purchaser and Guarantor

Purchaser and Guarantor hereby represent and warrant to Shareholder as follows, and acknowledge that Shareholder is relying upon such representations and warranties in entering into this Agreement that:

(a)	Capacity. Purchaser and Guarantor have the requisite corporate power and capacity to execute and deliver this Agreement and to perform their respective obligations hereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement by Purchaser and Guarantor have been duly authorized by their respective board of directors and no other internal proceedings on their part are necessary to authorize this Agreement.

(c)	Enforceable. This Agreement has been duly executed and delivered by Purchaser and Guarantor and constitutes their legal, valid and binding obligations, enforceable against them in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(d)	No Breach. Neither the execution and delivery of this Agreement by Purchaser or Guarantor nor the compliance by them with any of the provisions hereof will result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of: (i) their respective Constating Document, (ii) any resolution of their respective board of directors (or any committee thereof) or of their respective shareholders, or (iii) any material Contract to which Purchaser or Guarantor or any of their respective Subsidiaries is a party or by which any of them is bound or their respective properties or assets are bound.

(e)	Consents. Other than in connection or in compliance with the provisions of the Competition Act (Canada), no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Purchaser or Guarantor in connection with the execution, delivery or performance of this Agreement.

(f)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of Purchaser or Guarantor, threatened against Purchaser or Guarantor or any judgment, decree or order against Purchaser or Guarantor that would adversely affect in any manner their ability to enter into this Agreement and to perform their obligations hereunder.

Article 5.

TERMINATION

Section 5.1     Automatic Termination

This Agreement shall automatically terminate upon the earlier of:

(a)	the Effective Time; or

(b)	termination of the Arrangement Agreement in accordance with the terms therein.

Section 5.2     Termination by Shareholder, Purchaser or Guarantor

This Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time, by the mutual agreement of the parties;

(b)	by Purchaser or Guarantor if Shareholder breaches or is in default of any of the covenants or obligations of Shareholder under this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of Shareholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect, provided that Purchaser or Guarantor has notified Shareholder in writing of any of the foregoing events and the same has not been cured by Shareholder within 10 days of the date such notice was received by Shareholder;

(c)	by Shareholder if Purchaser or Guarantor breaches or is in default of any of the covenants or obligations of Purchaser or Guarantor under this Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of Purchaser or Guarantor under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect, provided that Shareholder has notified Purchaser or Guarantor in writing of any of the foregoing events and the same has not been cured by Purchaser or Guarantor within 10 days of the date such notice was received by Purchaser or Guarantor;

(d)	by Shareholder or Purchaser at any time on or after the Outside Date; or

(e)	by Shareholder if the Arrangement Agreement is amended (i) in a manner that results in a reduction or change in the form of consideration payable per Subject Security (other than to increase the consideration per Subject Security and/or to add additional consideration, in each case without reducing the amount of cash consideration per Subject Security) or (ii) in any other respect that is materially adverse to the Shareholder.

Section 5.3     Effect of Termination

If this Agreement is terminated in accordance with this Article 5, except Articles 6 of this Agreement, which shall survive such termination, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination. Shareholder shall be entitled to withdraw any form of proxy in respect of the Arrangement Resolution in the event that this Agreement is terminated in accordance with this Article 5.

Article 6.

GENERAL

Section 6.1     Further Assurances

Shareholder, Purchaser and Guarantor shall, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 6.2     Disclosure

Except as required by applicable Laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably conditioned, withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable Laws. Shareholder irrevocably and unconditionally, to the extent this Agreement is not terminated, consents to (i) the details of this Agreement being described in any information circular prepared by Corporation in connection with the Arrangement and in any press release or material change report prepared by Corporation in connection with the execution and delivery of this Agreement and the Arrangement Agreement, and (ii) this Agreement being made publicly available, including by filing on SEDAR.

Section 6.3     Time

Time shall be of the essence of this Agreement.

Section 6.4     Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

Section 6.5     Entire Agreement

This Agreement constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 6.6     Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

Section 6.7     Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 6.8     Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that Purchaser and Guarantor may assign, delegate or otherwise transfer any of their respective rights, interests or obligations under this Agreement to an affiliate, without reducing their own respective obligations hereunder.

Section 6.9     Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier or by email, in the case of:

(a)	Purchaser and Guarantor, addressed as follows:

Ipsen S.A.

65 Quai Georges Gorse

92100 Boulogne-Billancourt

France

Attention: François Garnier, Executive Vice President, General Counsel

Email: francois.garnier@ipsen.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Ontario

M5V 3J7

Attention: William Ainley and Brett Seifred

Email: wainley@dwpv.com and bseifred@dwpv.com

and with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston Massachusetts

02210

Attention: Kingsley L. Taft, Lisa R. Haddad and Andrew Goodman

Email: ktaft@goodwinlaw.com, lhaddad@goodwinlaw.com and agoodman@goodwinlaw.com

(b)	Shareholder, addressed as follows:

OrbiMed Private Investments IV, LP

c/o OrbiMed Advisors LLC

601 Lexington Avenue, 54th Floor

New York, NY 10022

Attention: General Counsel

Fax: 212-739-6444

Email: legal@orbimed.com and bonitad@orbimed.com

and a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington St. W., 30th Floor

Box 270, TD South Tower

Toronto, Ontario M5K 1N2

Canada

Attention: Cheryl V. Reicin

Fax: 416-865-7380

Email: creicin@torys.com

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section 6.9. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 6.10     Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, (i) any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and (ii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 6.11     Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 6.12     Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission or by email.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ORBIMED PRIVATE INVESTMENTS IV, Lp

By:	OrbiMed Capital GP IV LLC, its General Partner

By:	OrbiMed Advisors LLC, its General Member

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

11188291 Canada Inc.

By:	/s/ François Garnier
Name: François Garnier
Title: President

Ipsen S.A.

By:	/s/ David Meek
Name: David Meek
Title: Chief Executive Officer